[CoreLogic Letterhead]

June 2, 2010

VIA EDGAR AND HAND DELIVERY

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The First American Corporation

Form 10-K for the fiscal year ended December 31, 2009

Filed March 1, 2010

Schedule 14A filed April 13, 2010

File No. 001-13585

Dear Mr. Riedler:

This letter responds to your letter, dated May 20, 2010, regarding the Form 10-K for the fiscal year ended December 31, 2009, filed March 1, 2010, and Schedule 14A, filed April 13, 2010, each filed by The First American Corporation, predecessor to CoreLogic, Inc. (the “Company”). Each of your comments is set forth below, followed by our corresponding response.

Schedule 14A filed April 13, 2010

Transaction with Management and Others, page 33

Comment 1

We note your discussion of the loan agreement, promissory note and Collateral Trust Agreement entered into in connection with your loan of $9,500,000 to NHSA JPS LLC. Please file each of these agreements as an exhibit. If the agreements have already been filed, please indicate where they may be found and confirm that you will incorporate the agreements by reference into your future Form 10-K filings so long as the loan remains outstanding.

Response 1

As a result of the Company’s spin-off of its financial services businesses, the loan to NHSA JPS LLC has been transferred to First American Financial Corporation. The Company is no longer a party to the loan. We note that First American Financial Corporation has filed the loan agreement, promissory note and Collateral Trust Agreement as exhibits to its Form 10-Q for the quarter ended March 31, 2010.

If you should have any questions or further comments, please direct them to me at (714) 250-7662. Facsimile transmissions may be sent to (714) 250-6917.

Very truly yours,

/s/ Stergios Theologides, Esq

Stergios Theologides, Esq.

cc:	Sean P. Griffiths

Gibson, Dunn & Crutcher LLP

200 Park Ave., 47th Floor

New York, New York 10166

Brian Lane

Gibson, Dunn & Crutcher LLP

1050 Connecticut Ave., N.W.

Washington, D.C. 20036